Exhibit 99.1

Sapiens Unveils Enhanced Reinsurance and Analytics Solution Catering to Evolving Market Demands

Latest version enhances operational efficiency, regulatory reporting, and strategic decision-making with robust business insights

Rochelle Park, NJ, April 25, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of its latest version of Sapiens ReinsuranceMaster.

The new release of Version 9 brings a multitude of enhancements and technology stack updates, designed to empower insurers and reinsurers with robust, enriched functionality to support business requirements. This includes automating global inter-company retrocession, facilitating U.S. NAIC statutory reporting (Schedule F), and real-time reinsurance allocation support (‘reinsurance as a service’).

The latest release offers a multitude of enhancements, with one of the standout features being the seamless integration of Sapiens Intelligence with Sapiens ReinsuranceMaster. This integration empowers users with advanced data capabilities and actionable insights through out-of-the-box reinsurance reports and analytics of the reinsurance portfolio’s performance.

In addition, the new release brings significant improvements to the user experience, with a revamped user interface, enhancements in processing performance through improvements and parallel processing mechanisms, improved scalability and operability.

“With the growing significance of reinsurance in today’s volatile environment, our latest version of Sapiens ReinsuranceMaster with Sapiens Intelligence offers even greater value to insurers and reinsurers, catering to the ever-changing demands of this dynamic market,” said Roni Al-Dor, Sapiens President & CEO. “Leveraging the shared experience from our other products as well as requirements from our global client base, the solution is now very well-positioned to support global automation of complex reinsurance programs and provide management with insights into reinsurance performance as well as statutory reporting.”

Sapiens ReinsuranceMaster is a comprehensive, single platform for large and multi-national reinsurance programs, providing full financial control and flexibility across all lines of business. The solution supports the entire range of reinsurance contracts, providing full support for all auditing requirements and a consolidated view of liabilities and risks, as well as helping prevent financial leakage.

Sapiens Intelligence, now a fully integrated component of Sapiens ReinsuranceMaster v.9, produces actionable insights to maximize the value of data and KPIs for smarter decision making, improving reinsurance business management.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com